UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Envestnet, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29404K106

(CUSIP Number)

Frederic D. Fenton c/o Technology Crossover Ventures 528 Ramona Street Palo Alto, California 94301 (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,020,603 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 2,020,603 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,020,603 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,049,347 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,049,347 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,347 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 17,582 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 17,582 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,582 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 3,069,950 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 3,069,950 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,950 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%
14	TYPE OF REPORTING PERSON PN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 3,087,532 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON OO

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5

1	NAMES OF REPORTING PERSONS RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS WILLIAM J.G. GRIFFITH IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 3,087,532 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 3,087,532 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,087,532 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (“Envestnet” or the “Company”). The Company’s principal executive offices are located at 35 East Wacker Drive, Suite 2400, Chicago, IL 60601.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII (A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII (A), the “Purchasers”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”), (14) John C. Rosenberg (“Mr. Rosenberg”) and (15) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII (A), Member Fund, TCM VII, Management VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is incorporated by reference as Exhibit 1 hereto.

TCV VII, TCV VII (A), Member Fund, TCM VII and Management VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. TCM VII is the direct general partner of TCV VII and TCV VII (A). Management VII is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII (A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “Class A Directors”) are the Class A Directors of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Warrant Purchase Agreement, dated August 18, 2011 (the “Warrant Purchase Agreement”), by and among TCV VII, TCV VII (A), Member Fund and FundQuest Incorporated (“FundQuest”), the Purchasers agreed to purchase from FundQuest a warrant to purchase, as of August 18, 2011, 1,388,888 shares of Common Stock at an exercise price of $10.80 per share in cash (the “Warrant”).

In consideration for the Warrant, TCV VII, TCV VII (A) and Member Fund paid to FundQuest $1,567,234.00, $813,903.44 and $13,583.25, respectively, or $2,394,720.69 in the aggregate, at the closing of the purchase of the Warrant on August 19, 2011.

In addition, between February 4, 2011 and August 19, 2011, the Purchasers purchased the following shares of Common Stock in the open market and in privately negotiated transactions with third-parties (the “Market Shares”):

Name of Purchaser	Aggregate Number of Market Shares Acquired	Purchase Price (1)
TCV VII	1,111,640	$12.9684
TCV VII (A)	577,300	$12.9684
Member Fund	9,704	$12.9684

(1)	This number represents the average price per share paid for the Market Shares purchased. The Market Shares were purchased at prices ranging from $11.3918 to $13.7813 per share.

The source of funds for the acquisition of the Warrant and the Market Shares by the Purchasers was from capital contributions from the respective partners of each of the Purchasers.

ITEM 4. PURPOSE OF TRANSACTION.

Warrant Purchase Agreement

The Purchasers agreed to purchase, and FundQuest agreed to sell, the Warrant pursuant to the Warrant Purchase Agreement.

A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Exchange Warrants

In connection with the purchase of the Warrant from FundQuest, the Company issued each of the Purchasers a new warrant of like tenor as the Warrant (the “Exchange Warrants”), each dated August 19, 2011. The Exchange Warrants represent, in the aggregate, the right to purchase the same number of shares of Common Stock that FundQuest was entitled to purchase under the Warrant, namely a number of shares of Common Stock equal to the lesser of (i) 1,388,888 and (ii) the number of shares of Common Stock representing 4.99% of the aggregate outstanding shares of Common Stock on a fully diluted basis on the date of exercise of the Exchange Warrant. The number of shares of Common Stock issuable upon exercise of the Exchange Warrants is subject to adjustments in the event of a capital reorganization or recapitalization of the Company and under certain other circumstances as set forth in the Exchange Warrants.

As of the date of this Schedule 13D, the Purchasers are entitled to purchase an aggregate of 1,388,888 shares of Common Stock under the Exchange Warrants. The Exchange Warrants are exercisable in whole or in part at any time and from time to time during their term at an exercise price of $10.80 per share. Payment of the exercise price must be made in cash. The Exchange Warrants expire on January 29, 2014. Prior to exercise, the Exchange Warrants may not be sold, transferred, assigned or otherwise disposed of unless such transfer is to a majority controlled subsidiary of the applicable Purchaser or to a person previously approved by Envestnet, which prior approval is at Envestnet’s sole discretion.

A copy of the form of Exchange Warrant issued to the Purchasers is attached hereto as Exhibit 3 and is incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Warrant Purchase Agreement, FundQuest assigned all of its rights under a Registration Rights Agreement, dated as of February 22, 2010, by and among Envestnet and FundQuest (the “Registration Rights Agreement”), to the Purchasers. Under the terms of the Registration Rights Agreement, the Company has agreed to register with the Securities and Exchange Commission, upon the request of the Purchasers and on any one (1) occasion, the resale of the shares of Common Stock issuable upon the exercise of the Exchange Warrants and all other shares of Common Stock held by the Purchasers and then outstanding (the “Registrable Securities”), including the Market Shares. In the event that the Purchasers request that the Company register the Registrable Securities on a resale shelf registration statement on Form S-3, the Company has agreed to keep the registration statement effective for a period of up to two years, subject to the Company’s right to suspend the effectiveness of the registration statement or the use of the prospectus that is part of the registration statement during specified periods under certain circumstances. The Company has also agreed to provide the Purchasers with piggyback registration rights, on a pari passu basis with existing registration rights holders, in the event that the Company registers any such securities, either for its own account or for the account of other stockholders, subject to the right of the underwriters involved in any such transaction to limit the number of shares of Common Stock included in an underwritten offering, and subject to certain specified exceptions.

The Company is obligated to pay all of the expenses it incurs in connection with such registrations (other than underwriting discounts and commissions, if any) as well as reasonable fees and expenses of one counsel to the Purchasers in connection with the exercise of their registration rights. The Company has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

Written Consent

On August 18, 2011, FundQuest and the Purchasers received a Consent to Warrant Transfer and Assignment of Registration Rights from the Company (the “Written Consent”) pursuant to which the Company provided its consent to the sale of the Warrant to the Purchasers, as required by the terms of the Warrant, and its acknowledgement of the assignment of FundQuest’s rights under the Registration Rights Agreement to the Purchasers.

A copy of the Written Consent is attached hereto as Exhibit 5 and is incorporated by reference herein.

The Reporting Persons acquired the Exchange Warrants and the Market Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, (i) investigate, evaluate, discuss, negotiate or agree to exercise all or a portion of the Exchange Warrants or acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise, (ii) investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or otherwise dispose of all or a portion of the Exchange Warrants, the shares of Common Stock issuable upon the exercise of the Exchange Warrants, the Market Shares or other shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers or otherwise and/or (iii) request representation on the Company’s board of directors or enter into discussions with management or the board of directors regarding strategic transactions (including those involving the Company’s securities). In addition, in light of current market price levels of the Common Stock, and subject to the Reporting Persons’ continuing review of the other factors listed below, the Purchasers are evaluating additional acquisitions of shares of Common Stock in the open market or in privately negotiated transactions in the short term. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on August 24, 2011, the Reporting Persons owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares (**)		Percentage of Outstanding Shares (*)
TCV VII	2,020,603	(1)	6.19%
TCV VII (A)	1,049,347	(2)	3.26%
Member Fund	17,582	(3)	Less than 1%
TCM VII	3,069,950	(4)	9.27%
Management VII	3,087,532	(5)	9.32%
Mr. Hoag	3,087,532	(5)	9.32%
Mr. Kimball	3,087,532	(5)	9.32%
Mr. Drew	3,087,532	(5)	9.32%
Mr. Reynolds	3,087,532	(5)	9.32%
Mr. Griffith	3,087,532	(5)	9.32%
Mr. Trudeau	3,087,532	(5)	9.32%
Mr. Marshall	3,087,532	(5)	9.32%
Mr. McAdam	3,087,532	(5)	9.32%
Mr. Rosenberg	3,087,532	(5)	9.32%
Mr. Yuan	3,087,532	(5)	9.32%

(*)	All percentages in this table are based on (i) 31,743,549 shares of Common Stock of the Company outstanding as of August 1, 2011, as disclosed by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2011, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(i) with respect to such Reporting Persons.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(1)	Includes 1,111,640 shares of Common Stock and an Exchange Warrant that is immediately exercisable, at the holder’s option, for a total of 908,963 shares of Common Stock.
(2)	Includes 577,300 shares of Common Stock and an Exchange Warrant that is immediately exercisable, at the holder’s option, for a total of 472,047 shares of Common Stock.
(3)	Includes 9,704 shares of Common Stock and an Exchange Warrant that is immediately exercisable, at the holder’s option, for a total of 7,878 shares of Common Stock.
(4)	Includes 1,688,940 shares of Common Stock and Exchange Warrants that are immediately exercisable, at the holder’s option, for a total of 1,381,010 shares of Common Stock.
(5)	Includes 1,698,644 shares of Common Stock and Exchange Warrants that are immediately exercisable, at the holder’s option, for a total of 1,388,888 shares of Common Stock.

Each of the Purchasers has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Exchange Warrant. In addition, each of the Purchasers has the sole power to vote or direct the vote of the shares of Common Stock which it holds directly, and will have the sole power to vote or direct the vote of the shares of Common Stock acquired upon exercise of its respective Exchange Warrant.

Management VII, as the ultimate general partner of TCV VII and TCV VII (A) and a general partner of Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII (A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII (A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII (A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII (A) and Member Fund except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)–(b), each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock, including shares of Common Stock underlying the Exchange Warrants, owned beneficially or of record by any other Reporting Person.

(c). During the past 60 days, the Purchasers purchased the Warrant, as summarized in Item 4 above, and acquired the following shares of Common Stock through open market purchases made through broker-dealers on the dates set forth below:

	Aggregate Number of Shares Acquired	Purchase Price per Share
July 20, 2011
TCV VII	3,796	$13.2853
TCV VII (A)	1,971	$13.2853
Member Fund	33	$13.2853

August 3, 2011
TCV VII	130,887	$13.5512
TCV VII (A)	67,972	$13.5512
Member Fund	1,141	$13.5512

August 18, 2011
TCV VII	23,298	$11.3993
TCV VII (A)	12,099	$11.3993
Member Fund	203	$11.3993

August 19, 2011
TCV VII	111,847	$11.3518
TCV VII (A)	58,084	$11.3518
Member Fund	969	$11.3518

Except as set forth herein, none of the Reporting Persons have effected any transaction in any securities of the Company during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of the Warrant Purchase Agreement, the Exchange Warrants, the Registration Rights Agreement, and the Written Consent. A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the form of Exchange Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Written Consent is attached hereto as Exhibit 5 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement.

Exhibit 2 Warrant Purchase Agreement, dated August 18, 2011, among FundQuest Incorporated, TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P.

Exhibit 3 Form of Warrant to Purchase Common Stock of Envestnet, Inc., issued to TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P.

Exhibit 4 Registration Rights Agreement, dated February 22, 2010, among Envestnet, Inc. (formerly known as Envestnet Asset Management Group, Inc.) and FundQuest Incorporated.

Exhibit 5 Consent to Warrant Transfer and Assignment of Registration Rights, dated August 18, 2011, between Envestnet, Inc. and FundQuest Incorporated.

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011).

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2011

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

WILLIAM J.G. GRIFFITH IV

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement.

Exhibit 2 Warrant Purchase Agreement, dated August 18, 2011, among FundQuest Incorporated, TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P.

Exhibit 3 Form of Warrant to Purchase Common Stock of Envestnet, Inc., issued to TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P.

Exhibit 4 Registration Rights Agreement, dated February 22, 2010, among Envestnet, Inc. (formerly known as Envestnet Asset Management Group, Inc.) and FundQuest Incorporated.

Exhibit 5 Consent to Warrant Transfer and Assignment of Registration Rights, dated August 18, 2011, between Envestnet, Inc. and FundQuest Incorporated.

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011).

Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010).